Exhibit 99.2

July 29, 2021

Dear shareholders,

With the arrival of summer in the Northern Hemisphere, we have seen a long-awaited pick up in travel activity. The environment remains volatile, however, with the COVID-19 pandemic still impacting travel around the globe. Despite these most recent challenges, we are more confident that a sustainable recovery has started. Many countries have made significant progress in respect of their vaccination programs, allowing them to remain open even as new virus variants emerge. Step by step, our daily lives and travel are becoming closer to normal, and the desire to travel is as strong as ever.

In our key markets in Europe and North America, we have observed strong pent-up demand coming out of the most recent lockdown, and local travel has resumed almost everywhere. This has led to an initial surge in referrals above 2019 levels in some countries. Overall, Referral Revenue and Qualified Referrals in the second quarter of 2021 were down by 58% and 44%, respectively, compared to the same period in 2019 while trending much higher than the lockdown-related travel pause in 2020. International and city travel continues to be challenging in most parts of the world, and we expect that these types of travel will be slow to recover until the overall situation has stabilized further and travel restrictions between countries are fully lifted. With new variants of the COVID-19 virus emerging and uncertainty increasing around the effectiveness of vaccines against variants that could be more contagious and potentially more severe, we expect some travel restrictions, such as those that have recently been imposed on international travel within Europe, and uncertainty around international travel, more generally, to persist well into 2022.

For the remainder of the summer travel period, we expect travel demand to continue to improve compared to 2020, although we expect Qualified Referrals to continue to be well below 2019 levels. For autumn and winter, we expect the outlook to largely depend on the development of the COVID-19 pandemic and the extent to which increasing rates of infections in countries with high vaccination levels will result in significant increases in severe cases of COVID-19.

Industry dynamics
Last year, we saw a strong shift in demand towards alternative accommodations. However, as travel demand overall has recovered, we have observed that hotels have recently gained a relatively higher share of the total accommodation market. Even though we believe that hotels are better suited to increase capacity quickly and pick up incremental demand, we expect that alternative accommodations will have gained market share post pandemic – although are likely to stabilize at a lower share than last years’ data might suggest. We also believe, especially in light of recent developments in respect of the COVID-19 pandemic, that the trend toward local and regional travel will go on and that international and intercontinental destinations will continue to lag behind other types of travel for the foreseeable future.

trivago in Q2 2021 and H2 2021
A significant drop in COVID-19 infection levels in late spring and the end of mobility restrictions in the US and later in Europe have led to a surge in travel activity. Huge pent-up demand has led, in many markets, to an immediate and steep increase in summer holiday bookings compared to earlier in the year which resulted in higher-than-expected traffic to our platforms in the second quarter of 2021, although at levels well below those in the same period in 2019. Even as demand is improving in most markets, we expect the spread of the Delta variant to cause elevated volatility in our core markets in Europe in the third quarter of 2021 and a more challenging environment in August and September compared to June and July 2021.

After almost six months of strict lockdown and with our teams having worked extremely hard during the pandemic, it has been amazing to see the relief we all felt once the lockdown in Germany ended. We have established a program with healthcare providers to secure COVID-19 vaccines for our employees and expect every employee to have the chance to be fully vaccinated by the end of September. In the next few months, we will implement our new hybrid work model with a solid balance of in-person interaction and flexible remote work.

Increasing traffic volumes have been very exciting to us as many of our projects benefited from more rapid testing and faster iterations of changes to our website. We have made significant progress with our key projects.

•Our local travel product has seen a positive market response in the UK after we launched a new version that allows users to search for local activities around them, and we are excited to collect more customer feedback and improve this feature further. We will continue to add more features and expect to launch the new version of our local travel product in additional markets in the coming months.
•We continued to make progress with onboarding new advertisers and destination marketing organizations on our new display and sponsored listing products, with more than 80 partners live at the end of the second quarter of 2021.
•We have launched a pilot with multiple partners where we are providing B2B backend services. We see this as a promising new revenue opportunity and are curious to see first results from our tests.
•Our efforts to diversify our brand marketing channels have shown good results. In the second quarter of 2021, we started to scale branded online channels in the US and launched significant tests in key European markets.
•We continued to be disciplined with our operational expenditures, decreasing our total costs and expenses (excluding Advertising Spend) by 10% in the second quarter of 2021, compared to the same period in 2020.1

The pandemic is not over yet – and the travel business will likely remain challenging and volatile for quite a while. But we are excited to see travelers return at scale allowing us to continue to execute on our strategy, develop new features and products and adapt our marketing activities.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

1 Total costs and expenses for the second quarter of 2021 were €98.3 million, including €64.6 million in Advertising Spend. For the second quarter of 2020, total costs and expenses were €42.8 million, including €5.5 million in Advertising Spend.

•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability and the speed and extent of the recovery across the broader travel industry;
•any additional impairment of goodwill;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP.

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